Exhibit 99.1

February 16, 2010

Board of Directors
Healthcare Services Group, Inc.
3220 Tillman Drive
Bensalem, PA 19020

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Healthcare Services Group, Inc.’s (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in our report dated February 16, 2010. As stated in Note 1 to those financial statements, the Company changed its date as of which its annual goodwill impairment analysis is performed from December 31, to October 1. Note 1 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it enables Management to complete the analysis exclusive of other financial reporting challenges realized at year-end. Accordingly, management believes that this accounting change is preferable under the circumstances.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

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